UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

Rural Metro Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

781748108

(CUSIP Number)

Christopher J. Rupright, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111
415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [XX]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stadium Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 2,813,652
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 2,813,652

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,813,652

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 11.4%

14. Type of Reporting Person (See Instructions)

OO, IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Bradley R. Kent

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 2,813,652
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 2,813,652

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,813,652

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 11.4%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Alexander M. Seaver

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 2,813,652
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 2,813,652

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,813,652

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 11.4%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Stadium Capital Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) XX

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 2,392,634
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 2,392,634

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,392,634

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.7%

14. Type of Reporting Person (See Instructions)

PN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Rural Metro Corporation (the "Issuer"). The principal executive office of the Issuer is located at 9221 East Via de Ventura, Scottsdale, AZ 85258.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Stadium Capital Management, LLC, a Delaware limited liability company ("SCM"),
Alexander M. Seaver ("Seaver")
Bradley R. Kent ("Kent")
Stadium Capital Partners, L.P. a California limited partnership ("SCP"),
(collectively, the "Filers").

SCP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.

(b) The business address of the Filers is
19785 Village Office Court, Suite 101, Bend, OR 97702.

(c) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
SCP is an investment limited partnership, of which SCM is the general partner and the investment adviser. Seaver and Kent are the managers of SCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 4 of the cover sheet for each Filer.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
SCM	Funds under Management	$24,147,425.18
SCP	Working Capital	$20,557,301.40

Item 4. Purpose of Transaction

On September 19, 2007, SCM sent a letter to the members of the Board of Directors of Rural Metro Corporation ("RURL"), a copy of which is attached hereto as Exhibit B, expressing SCM's dissatisfaction with RURL's delayed securities filings, inadequate investor communication by RURL's management and the inappropriate delay of the 2007 annual meeting of stockholders until February 2008. In the letter, SCM urges the members of the Board to restore shareholder confidence by either explaining how RURL's existing management has addressed SCM's concerns, bringing in new management or pursuing a sale of RURL.

SCM has been and it may continue to be, in contact with RURL's managers, members of the Board of Directors, other significant shareholders and others regarding alternatives to maximize shareholder value.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since July 22, 2007:
Name	Purchase or Sale	Date	Number of Shares	Price Per Share
SCP	P	8/28/2007	1,401	3.1686
SCM	P	8/28/2007	300	3.1686
SCP	P	8/29/2007	988	3.17
SCM	P	8/29/2007	212	3.17
SCP	P	9/12/2007	165	2.48
SCP	P	9/12/2007	17,632	3.1494
SCM	P	9/12/2007	3,768	3.1494
SCM	P	9/12/2007	35	3.14
SCP	P	9/13/2007	8,341	3.1697
SCP	P	9/13/2007	8,267	3.1697
SCP	P	9/13/2007	2,389	3.17
SCM	P	9/13/2007	1,784	3.1697
SCM	P	9/13/2007	1,768	3.1697
SCM	P	9/13/2007	511	3.17

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SCM is the general partner of its clients pursuant to limited partnership agreements providing to SCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A -- Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B -- Letter to Board of Directors of Rural Metro Corporation dated September 19, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2007
STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent
STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management, LLC By: Bradley R Kent, Manager

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Rural Metro Corporation. For that purpose, the undersigned hereby constitute and appoint Stadium Capital Management, LLC, a Delaware corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: September 24, 2007
STADIUM CAPITAL MANAGEMENT, LLC By: Bradley R. Kent, Manager	Alexander M. Seaver Bradley R. Kent
STADIUM CAPITAL PARTNERS, L.P. By: Stadium Capital Management, LLC By: Bradley R Kent, Manager

EXHIBIT B

LETTER TO BOARD OF DIRECTORS

September 19, 2007

Jack E. Brucker

Rural Metro Corporation

9221 E. Via de Ventura

Scottsdale, AZ 85258

To The Directors of Rural Metro Corporation:

Stadium Capital Management, LLC ("SCM"), through its clients, Stadium Capital Partners, L.P., and Stadium Separate I, L.P., is a significant shareholder of Rural Metro Corporation ("RURL") with current ownership of 11.4%. We have been shareholders for over two years. Our approach to investing is to identify businesses that generate strong cash flows, conduct deep fundamental research, develop a view of long-term value and invest with a multi-year horizon. We enjoy being interactive with management teams, we try to be helpful when and if it is appropriate, and we are typically passive investors. Our investment in RURL, to this point, has been no exception to this pattern. However, given events of the past year, we feel compelled to voice our distress with RURL's current state of financial reporting, operational management and investor communication.

RURL's press release of September 14 announced, somewhat amazingly, its second delayed filing and associated restatement in the last three quarters. Aside from the fact that repeated restatements make a long-term analysis of any business virtually impossible, such a pattern suggests a fundamental lack of financial oversight at the management and board level. Additionally, while two missed filings in the span of three quarters is never excusable, in this credit environment it has the potential to be especially debilitating. We believe that the recent delays and restatements have led to meaningful destruction of shareholder value and must be addressed by the board.

Operationally, RURL's communication of its problems regarding uncompensated care has been equally unnerving. In RURL's third and fourth quarter 2006 press releases, management attributed increases in this metric (beyond the expected effects from rate hikes and higher transport volumes) to billing center consolidation and a specific slowing of collections from Arizona Medicaid and certain Medicare Advantage payers. To us and probably many other investors, these issues initially seemed both isolated and temporary. Recent communication has suggested that this is not the case. RURL has needed to re-engineer its collections process in every region in which it operates and address far-ranging issues such as staffing levels and location, contracting practices and technology requirements. We hope that these are the correct actions. Nevertheless, we can not help but conclude that management's initial communication of the uncompensated care issue reflected either a woefully inadequate understanding of the problem (and required solution) or a total misrepresentation (deliberate or otherwise) of the issue. Either answer destroys shareholder value and should be addressed by the board.

Finally, despite the confusion and frustration caused by RURL's repeated delays/restatements and weak financial performance, RURL has refused to provide investors with any guideposts to judge future financial performance. We are not suggesting that RURL issue quarterly guidance. Investors, however, should know management's medium and long-term goals for operating profitability and timetables for achieving them. With this, existing and prospective investors can value RURL's shares and the shareholders, and you as their representatives, will have tangible goals by which to evaluate management

We have been patient, long-term investors, but you have lost our confidence. Our primary research continues to suggest that RURL has strong relationships in the communities in which it operates and highly regarded field personnel. We believe that there is value well in excess of the current share price, but repeated financial reporting, operational and communication blunders have both masked and potentially eroded this value. The board must restore shareholder confidence, by either convincing shareholders that present management has addressed these fundamental issues, bringing in new management, or pursuing a sale of the company. One way or another, we hope that you will take timely and decisive action to restore our confidence.

On September 19, RURL issued a press release announcing the date of its 2007 annual meeting and that the board is planning to propose an "equity-based compensation plan" for a shareholder vote. The press release also disclosed that the board plans to meet with Accipiter Capital Management, LLC during its December board meeting. The press release was not detailed and therefore we cannot address the issues it raises in great length. We do, however, have the following general reaction to its contents.

First, given the company's performance, we are not inclined to support an "equity-based compensation plan" to "align the Company and its stockholders". The company has performed poorly. By proposing such a plan, we can only infer that the board believes that at least part of this poor performance is because the management team did not have enough incentive to perform well and this plan is designed to correct that problem. Put another way, the board must believe that the management team would be motivated to improve its performance if they just had some more of our ownership. Perhaps not surprisingly, we feel that the management team should have been performing at their maximum competence and effort level already and should continue to do so. If they have not, or do not intend to in the future without more of our equity, then we feel that they should be replaced.

Second, we are delighted that the board has invited Accipiter to meet with them. We have no window into the board or management team's relationship with Accipiter, but as Accipiter is a significant owner, we would hope that the board makes an effort to hear their input whenever it is reasonably possible. You may not agree with them, and we may not agree with them, but as their representatives, you absolutely must give them access. As our representatives, we request that you do.

Finally, we see no reason to wait until February 28, 2008 to have the 2007 Annual Meeting of Stockholders. You and we know that there are significant issues that need to be discussed and we would prefer to get that done as soon as possible. Obviously, given our point of view expressed above, there is no reason to wait for an "equity based compensation plan" proposal (you can propose that for a vote later if you must). We request that you set a date earlier and if necessary move up your meeting with Accipiter (assuming they can make themselves available), and any other significant shareholder, so that you can, if necessary, incorporate their input into your proposals.

Thank you for your attention.

Sincerely,

Stadium Capital Management, LLC

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